

November 26, 2012

<u>Via E-mail</u>
Romanas Bagdonas
Chief Executive Officer
Interups, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

> **Re: Interups Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 2, 2012**
> **File No. 333-182970**

Dear Mr. Bagdonas:

We have reviewed the above-referenced filing and the related response letter dated November 2, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 27, 2012.

<u>General</u>

1.   Given your response to prior comment 2, we are unable to agree that you do not qualify as a shell company. We note that you have conducted no operations and earned no revenues as of the date of your most recent financial statements. We further note that your balance sheet reports only current assets, which are in an amount that will not support your anticipated capital expenditures for the next 12 months. Please include disclosure in your revised document that it may be determined that you are a shell company and the implications of such a determination.

<u>Prospectus Summary, page 3</u>

2.   We note your disclosure on page 3 where you state that "In the opinion of our independent auditor on our financial statements as of August 31, 2012, our auditors have indicated that there is substantial doubt about our ability to continue as a going concern." We note, however, that your independent auditors have only opined on the financial statements through May 31, 2012. Please explain further or revise the disclosures throughout your filing accordingly.

Selected Financial Data, page 4

3. Revise your selected financial data disclosures to show that stockholders' equity at August 31, 2012 was a deficit ($2,256).

Risk Factors

"The costs to meet our reporting and other requirements as a public company subject to the Exchange Act of 1934…", page 10

4. We note your revisions made in response to prior comment 6. Include disclosure briefly explaining how the reports you will file as a Section 15(d) reporting company will differ from the reports you would be required to file as a reporting company under Section 12 of the Exchange Act.

"We will not be required to provide management's assessment of our annual report", page 12

5. It is unclear why the above risk factor heading relates to the requirement of management to provide an assessment of your annual report, but the related risk factor disclosure discusses that you will not have to provide an attestation report of your independent registered public accounting firm so long as you are a smaller reporting company. Please advise or revise so that the risk factor heading adequately describes the related risk factor disclosure.

6. As a related matter, we refer to risk factors numbers 30 and 31. Revise each risk factor heading and the related risk factor disclosure so that it describes exactly how these risks could affect the information that is provided to investors.

Dilution, page 13

7. Please revise to provide dilution information as of the most recent balance sheet date included in the filing.

8. Please revise the $50,000 funding column of your dilution table to reflect the correct offering price of $0.01.

Description of Business

Our Services, page 19

9. We refer to prior comment 8. In the description of the services you plan to offer, you state that will sell "[y]our own goods at a discounted price." Revise your document to include a materially complete description of the goods you will sell. Describe the discounted price business model and include all required information set forth in Item

101(h)(4) of Regulation S-K as applicable. In this regard note your disclosure under "Source of Inventory."

10.   We note your response to prior comment 15. You disclose in your revised document that you will charge merchants a commission percentage fee from the deals sold through your website. You also disclose that you will retain commissions of one-half of the proceeds from the voucher sales pursuant to your agreement with SIA Olira. Clarify whether you anticipate the terms of the agreement with SIA Olira to be the standard terms of the agreements you will enter into with other merchants.

Signatures, page II-4

11.   We refer to prior comment 20 and note that the paragraph preceding the signature on behalf of Interups continues to deviate from the language that is set forth in Form S-1. As such, we reissue prior comment 20 and remind you that you should <u>not</u> qualify the signature of the company with the certification that the company has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
David Lubin Esq.
David Lubin & Associates, PLLC